As filed with the Securities and Exchange Commission on March 15, 2018

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 8

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-21056

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           ADVISORS DISCIPLINED TRUST
              (and Subsequent Trusts and Similar Series of Trusts)












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR


     Controlling Persons

          30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor. ("Control" for the purposes of this item means "Control" as defined in Section 2(a)(9) of the Act, but without reference to the presumption created therein.)(If no such other person controls the depositor, indicate "none.")


               NAME                    BRIEF DESCRIPTION OF BASIS OF CONTROL
               -------------------     ---------------------------------------

               S&LC Family LLC         Owns between 50% and 75% of the common
                                       shares of AAM Holdings, Inc. which owns
                                       100% of the securities of the depositor

               S&LC Living Trust       Owns over 50% of the interests and is
                                       the manager of S&LC Family LLC

               Scott I Colyer          Owns over 25% of the interests in
               and Lisa A Colyer       S&LC Family LLC
               Irrevocable Trust

               Scott I. Colyer         Trustees of S&LC Living Trust and
               and Lisa A. Colyer      owners of between 50% and 75% of the
                                       preferred shares of AAM Holdings, Inc.

               South Dakota Trust      Trustee of Scott I. Colyer and
               Company, LLC            Lisa A. Colyer Irrevocable Trust

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, Advisors Asset Management, Inc., the Depositor of the registrant, has caused this Amendment No. 8 to the registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 15th day of March, 2018.


                                ADVISORS DISCIPLINED TRUST


                                By:  ADVISORS ASSET MANAGEMENT, INC.
                                      DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President